UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

WILHELMINA INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

968235101

(CUSIP Number)

November 17, 2016*

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The investor acquired 250,000 shares of the company on March 18, 2016, through a distribution from a trust controlled by independent trustees. Those shares have been held for investment purposes. The investor has made additional purchases of shares of the company for investment purposes at various times since then, when share prices were considered attractive. Most recently, the investor made purchases of 10,000 shares each on November 17 and December 8, 2016. The investor has become aware of an announcement by the issuer that it repurchased 400,000 shares of its common stock on August 16, 2016. On that date the investor held 286,425 shares, representing 4.95% of the outstanding shares prior to the repurchase, and 5.32% of the outstanding shares following the repurchase. The investor understands that this event did not result in an obligation to file Schedule 13G since it did not involve a purchase by the investor. However, the purchases of additional shares in November and December did create the obligation to file. The investor became aware that his ownership level exceeded the reporting requirement only following the purchase in December 2016, and has proceeded promptly thereafter to prepare and file this Schedule.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 968235101

(1)	Names of reporting persons Ralph Bartel
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Germany
Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole voting power 306,425
(6) Shared voting power - 0 -
(7) Sole dispositive power 306,425
(8) Shared dispositive power - 0 -
(9)	Aggregate amount beneficially owned by each reporting person 306,425
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.7%
(12)	Type of reporting person (see instructions) IN

Item 1(a) Name of issuer:

Wilhelmina International, Inc.

Item 1(b) Address of issuer’s principal executive offices:

200 Crescent Court, Suite 1400, Dallas, Texas 75201

2(a) Name of person filing:

Ralph Bartel

2(b) Address or principal business office or, if none, residence:

Casella postale 823

6612 Ascona

Switzerland

2(c) Citizenship:

Germany

2(d) Title of class of securities:

Common Stock, $0.01 par value

2(e) CUSIP No.:

968235101

Item 3. Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 306,425.

(b)	Percent of class: 5.7%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 306,425.

(ii)	Shared power to vote or to direct the vote - 0 -.

(iii)	Sole power to dispose or to direct the disposition of : 306,425.

(iv)	Shared power to dispose or to direct the disposition of - 0 -.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2016
Date

/s/ Ralph Bartel
Signature

RALPH BARTEL
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.